SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                        ---------------------------

                                SCHEDULE TO
                                (Rule 13e-4)
                             (Amendment No. 1)

         TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

                        VocalTec Communications Ltd.
       (Name of Subject Company (Issuer) and Filing Person (Offeror))

     Options to Purchase Ordinary Shares, Par Value NIS 0.01 Per Share
                       (Title of Class of Securities)

                                    n/a*
                   (CUSIP Number of Class of Securities)

                        VocalTec Communications Ltd.
                              2 Maskit Street
                      Herzeliya Pituach, 46733 Israel
                             (+972) 9-970-7883
         (Name, Address, and Telephone Numbers of Person Authorized
     to Receive Notices and Communication of Behalf of Filing Persons)

                                  Copy to:
                           Phyllis G. Korff, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                       New York, New York 10036-6522
                            Tel: (212) 735-3000
                            Fax: (212) 735-2000


Amount Previously Paid: $377.42      Filing Party: VocalTec Communications Ltd.
Form or Registration No.: 5-61725    Date Filed: July 5, 2001

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

|_| Third-party tender offer subject to Rule 14d-1.

|X| Issuer tender offer subject to Rule 13e-4.

|_| Going private transaction subject to Rule 13e-3.

|_| Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

* There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying Ordinary Shares is 928568 10 2.



                                INTRODUCTION

         VocalTec Communications Ltd., a company organized under the laws of the State of Israel ("VocalTec"), hereby amends and supplements its Tender Offer Statement on Schedule TO-I (the "Schedule TO") initially filed with the Securities and Exchange Commission on July 5, 2001, relating to the offer by VocalTec to exchange all outstanding employee stock options for new stock options, upon the terms and subject to the conditions set forth in the Offer to Exchange dated July 5, 2001 (the "Offer to Exchange"), the related Memorandum to Employees, the Election Form and the Form of Notice of Change in Election (which together, as amended or supplemented from time to time, constitute the "Offer").

Item 1. Summary Term Sheet.

         Item 1 is hereby amended as follows:

         The first sentence under the "Economic Risks" subsection of the "Certain Risks of Participation in the Offer" section in the Offer to Exchange is hereby amended by deleting the first sentence and replacing it with the following sentence:

         "Participants in the Offer may be ineligible to receive option grants until February 8, 2002 at the earliest."

Item 4. Terms of the Transaction.

         Item 4 is hereby amended as follows:

         (b) The information set forth under Item 1 above is incorporated herein by reference. In addition, the first sentence in the first paragraph under Section 4. "Procedures for Tendering Options" in the Offer to Exchange is hereby amended by deleting the first sentence and replacing it with the following sentence:

         "To validly tender your options through the Offer, you must, in accordance with the terms of the Election Form, properly complete, execute and deliver the Election Form and any other required documents to Galia Bachar, Director of Human Resources, before the expiration date. It is unnecessary for an employee not participating in the Offer to complete or return an Election Form to the Human Resources Department."

Item 8. Interests in Securities of the Subject Company.

         Item 8 is hereby amended and supplemented as follows:

         (b) The last paragraph of Section 11. "Interests of Directors and Officers; Transactions and Arrangements Concerning the Options" in the Offer to Exchange is hereby amended by deleting the last paragraph and replacing it with the following paragraph:

         "Immediately following the expiration of the Offer, an offer will be made, under similar terms and conditions to this Offer, to Elon Ganor, Chairman and Chief Executive Officer of VocalTec, and Ami Tal, Director and Executive Vice President of Global Sales of VocalTec, to exchange their outstanding options under the option plans for new options to purchase ordinary shares, except that Messrs. Ganor's and Tal's participation in the offer will be subject to shareholder approval at VocalTec's next annual general meeting of shareholders. Shareholder approval of Messrs. Ganor's and Tal's offer is not a condition to this Offer."

Item 10. Financial Statements

         Item 10 is hereby amended and supplemented as follows:

         (a) The information set forth under Item 12 below is incorporated herein by reference.

         The first paragraph under Section 20. "Forward Looking Statements; Miscellaneous" in the Offer to Exchange is hereby amended by deleting the first paragraph and replacing it with the following paragraph:

         "Our SEC reports referred to above include "forward-looking statements" within the meaning of Section 27A of the Securities Act and section 21E of the Securities Exchange Act. When used in this Offer to Exchange, the words "anticipate," "believe", "estimate", "expect", "intend" and "plan" as they relate to VocalTec or our management are intended to identify these forward looking statements. The documents filed by us with the SEC, including our annual report on Form 20-F, discuss some of the risks that could cause our actual results to differ from those contained or implied in the forward-looking statements. These risks include limited operating history, anticipated losses, unpredictability of future revenues, potential fluctuations in quarterly operating results, competition, management of potential growth, risks of new business areas, international expansion, business combinations, dependence on a limited number of large sales and a limited number of products, risks related to the need to develop, introduce and market new products and services, risks related to rapid growth and expansion and risks related to our dependence on third parties for components to build our systems, fluctuations in operating results, volatility of share price, risks relating to our location in Israel, including the availability of government benefits and other factors beyond our control. We undertake no obligation to update or revise publicly any forward looking statements, whether as a result of new information, future events or otherwise. The safe harbor in the Private Securities Litigation Reform Act of 1995 does not apply to "forward-looking statements" made in connection with the Offer."

Item 11. Additional Information

         Item 11 is hereby amended as follows:

         (a) The information set forth under Item 8 above is incorporated herein by reference.

Item 12. Exhibits

         Item 12 is hereby amended and restated as follows so as to add a reference to Exhibit (a)(6), which is attached hereto:

         (a) (1) The Offer to Exchange all Existing options for New Options dated July 5, 2001.*

                  (2)  Memorandum to Employees dated July 5, 2001.*

                  (3)  Cover Letter to Employees dated July 5, 2001.*

                  (4)  Election Form.*

                  (5)  Form of Notice of Change in Election.*

                  (6)  Letter to Employees dated July 18, 2001.

         (b)      Not applicable.

         (d) (1) VocalTec Communications Ltd. 1996 Stock Option Plan and Incentive Plan previously filed with the SEC on August 2, 1996 as an exhibit to VocalTec's Registration Statement on Form S-8, SEC File No. 2-0-27648, which is incorporated herein by reference.*

                  (2) VocalTec Communications Ltd. 1997 Stock Option and Incentive Plan previously filed with the SEC on October 31, 1997 as an exhibit to VocalTec's Registration Statement of Form S-8, SEC File No. 333-00120, which is incorporated herein by reference.*

                  (3) VocalTec Communications Ltd. 1998 Stock Option Plan and Incentive Plan previously filed with the SEC on August 2, 1999 in VocalTec's Registration Statement on Form S-8, SEC File No. 333-10648, which is incorporated herein by reference.*

                  (4) VocalTec Communications Ltd. 1999 Stock Option Plan and Incentive Plan previously filed with the SEC on August 2, 1999 in VocalTec's Registration Statement on Form S-8, SEC File No. 333-10648, which is incorporated herein by reference.*

                  (5) VocalTec Communications Ltd. 2000 Master Option Plan previously filed with the SEC on July 2, 2001 as an exhibit to VocalTec's Annual Report on Form 20-F, SEC File No. 2-0-27648, which is incorporated herein by reference.

         (g)      Not applicable.

         (h)      Not applicable.

* Previously filed.



                                 SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        VOCALTEC COMMUNICATIONS LTD.


                                        By: /s/ Hugo Goldman
                                           ------------------------
                                             Name:  Hugo Goldman
                                             Title: Chief Financial Officer

Date: July 19, 2001



                             INDEX TO EXHIBITS

         (a)      (1)  The Offer to Exchange all Existing options for New
                       Options dated July 5, 2001.*

                  (2)  Memorandum to Employees dated July 5, 2001.*

                  (3)  Cover Letter to Employees dated July 5, 2001.*

                  (4)  Election Form.*

                  (5)  Form of Notice of Change in Election.*

                  (6)  Letter to Employees dated July 18, 2001.

         (b)      Not applicable.

         (d) (1) VocalTec Communications Ltd. 1996 Stock Option Plan and Incentive Plan previously filed with the SEC on August 2, 1996 as an exhibit to VocalTec's Registration Statement on Form S-8, SEC File No. 2-0-27648, which is incorporated herein by reference.*

                  (2) VocalTec Communications Ltd. 1997 Stock Option and Incentive Plan previously filed with the SEC on October 31, 1997 as an exhibit to VocalTec's Registration Statement of Form S-8, SEC File No. 333-00120, which is incorporated herein by reference.*

                  (3) VocalTec Communications Ltd. 1998 Stock Option Plan and Incentive Plan previously filed with the SEC on August 2, 1999 in VocalTec's Registration Statement on Form S-8, SEC File No. 333-10648, which is incorporated herein by reference.*

                  (4) VocalTec Communications Ltd. 1999 Stock Option Plan and Incentive Plan previously filed with the SEC on August 2, 1999 in VocalTec's Registration Statement on Form S-8, SEC File No. 333-10648, which is incorporated herein by reference.*

                  (5) VocalTec Communications Ltd. 2000 Master Option Plan previously filed with the SEC on July 2, 2001 as an exhibit to VocalTec's Annual Report on Form 20-F, SEC File No. 2-0-27648, which is incorporated herein by reference.

         (g)      Not applicable.

         (h)      Not applicable.

* Previously filed.